Exhibit 99.1
DHT Holdings, Inc. Fourth Quarter 2021 Results

HAMILTON, BERMUDA, February 7, 2022 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

FINANCIAL HIGHLIGHTS:

USD mill. (except per share)	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	2021	2020
Shipping revenues	83.8	59.1	65.9	87.0	91.0	295.9	691.0
Adjusted net revenue[1]	49.3	37.7	45.3	71.3	77.7	203.4	550.5
Adjusted EBITDA[2]	32.0	14.0	21.0	46.7	51.1	113.7	450.4
Net income/(loss) after tax	(2.9)	(21.0)	0.8	11.6	7.6[3]	(11.5)	266.3[3]
EPS – basic	(0.02)	(0.13)	0.00	0.07	0.04	(0.07)	1.71
EPS – diluted[4]	(0.02)	(0.13)	0.00	0.07	0.04	(0.07)	1.61
Dividend[5]	0.02	0.02	0.02	0.04	0.05	0.10	1.08
Interest bearing debt	522.3	524.8	526.2	574.7	450.0	522.3	450.0
Cash and cash equivalents	60.7	64.5	52.2	54.0	68.6	60.7	68.6
Net debt	461.6	460.3	473.9	520.7	381.3	461.6	381.3

 QUARTERLY HIGHLIGHTS:
●	In the fourth quarter of 2021, the Company’s VLCCs achieved an average rate of $21,500 per day.

●
Adjusted EBITDA for the fourth quarter of 2021 was $32.0 million. Net loss for the quarter was $2.9 million which equates to a loss of $0.02 per basic share. This result includes non-cash gains in fair value related to interest rate derivatives of $4.5 million.

●
For the fourth quarter of 2021, the Company will return $6.3 million to shareholders; $3.0 million in the form of share buybacks and $3.3 million in the form of a cash dividend. The Company acquired 561,111 of its own shares at an average price of $5.285 per share.

●
The cash dividend of $0.02 per share of outstanding common stock is payable on February 24, 2022 to shareholders of record as of February 17, 2022. This marks the 48th consecutive quarterly cash dividend. The shares will trade ex-dividend from February 16, 2022.

●	In the fourth quarter of 2021, the Company received $4.6 million, net of tax, as a distribution of equity from The Norwegian Shipowner’s Mutual War Risk Insurance Association (“DNK”).

●	For the whole of 2021, the Company’s VLCCs achieved an average rate of $22,200 per day, adjusted EBITDA came in at $113.7 million, and net loss was $11.5 million.

OPERATIONAL HIGHLIGHTS:

	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	2021	2020
Operating days[6]	2,392.0	2,399.5	2,513.4	2,471.6	2,484.0	9,776.5	9,882.0
Scheduled off hire days	98.3	84.8	99.8	231.9	180.0	514.7	255.5
Unscheduled off hire days	6.2	1.0	2.6	1.4	4.1	11.2	77.7
Revenue days[7]	2,287.5	2,306.2	2,325.3	2,238.3	2,299.9	9,157.3	9,548.8
Spot exposure[8]	73.9%	57.2%	48.5%	38.2%	39.3%	54.7%	63.5%
VLCC time charter rate per day	$33,900	$27,600	$28,200	$39,400	$41,700	$32,600	$50,400
VLCC spot rate per day	$16,900	$7,400	$10,200	$18,700	$19,200	$13,200	$62,000

With respect to drydockings, 2021 was an active year as we took advantage of the low freight markets. During the year, we drydocked 13 ships, equal to 50% of our fleet. Some of the dockings included installation of ballast water treatment systems and scrubbers. With these installations we have marked the conclusion of our planned program to retrofit scrubbers and have optimized the company’s available trading days for 2022, with only 3 vessels due for drydocks.

Covid-19 continues to create operational challenges related to our seafarers and the ability to change crews at regular intervals and at convenient locations. There are still numerous restrictions affecting crew changes with strict transit and quarantine procedures and a limited number of geographical options to execute crew changes. We continue to do everything reasonably possible to facilitate safe and regular crew changes. As of the date of this report, all our seafarers are fully vaccinated at the time of joining a vessel, as is the majority of our onboard sailing crew.

Our market outlook remains cautiously optimistic, and we still note three key forces at play, creating a constructive market outlook for our services. Firstly, oil consumption, and hence demand, is recovering post the 2020 virus outbreak although hitting speedbumps with new outbreaks. Secondly, refiners are consuming from oil inventories which has lowered the inventory levels to levels targeted by leading oil producers. Thirdly, OPEC+ is gradually increasing supply of oil in response to the two preceding points, although with actual additional barrels being shy of announced increased quotas. In sum, this should slowly increase demand for transportation.

As of December 31, 2021, DHT had a fleet of 26 VLCCs, with a total dwt of 8,043,657. For more details on the fleet, please refer to the web site: https://www.dhtankers.com/fleetlist/

OUTLOOK:

●
Thus far in the first quarter of 2022, 69% of the available VLCC days have been booked at an average rate of $19,900 per day on a discharge-to-discharge basis (not including any potential profit splits on time charters).

Footnotes:
1Shipping revenues net of voyage expenses.
2Shipping revenues net of voyage expenses, vessel operating expenses and general and administrative expenses. As showed in the table for reconciliation of non-GAAP measures.
3Q4 2020 includes impairment charge of $7.6 million. 2020 includes impairment charge of $12.6 million.
4Diluted shares include the dilutive effect of the convertible senior notes and restricted shares granted to management and members of the board of directors.
5Per common share.
6Operating days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company.
7Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.
8As % of total operating days in period.

FOURTH QUARTER 2021 FINANCIALS

The Company reported shipping revenues for the fourth quarter of 2021 of $83.8 million compared to shipping revenues of $91.0 million in the fourth quarter of 2020. The decrease from the 2020 period to the 2021 period includes $6.7 million attributable to lower tanker rates and $0.5 million attributable to a decrease in total revenue days as a result of scheduled off hire in connection with special surveys and scrubber installations.

Other income for the fourth quarter of 2021 was $4.6 million which related to the distribution of equity received from The Norwegian Shipowner’s Mutual War Risk Insurance Association.

Voyage expenses for the fourth quarter of 2021 were $34.6 million, compared to voyage expenses of $13.3 million in the fourth quarter of 2020. The increase was due to more vessels in the spot market and higher bunker prices, representing a $20.1 million increase in bunker expenses and a $1.6 million increase in port cost.

Vessel operating expenses for the fourth quarter of 2021 were $19.9 million compared to $22.1 million in the fourth quarter of 2020. The decrease was due to higher costs for crew changes in Q4 2020 due to Covid-19 and one less vessel in the fleet during Q4 2021 compared to Q4 2020.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $32.8 million for the fourth quarter of 2021, compared to $32.0 million in the fourth quarter of 2020. The increase was due to increased depreciation related to scrubbers of $2.2 million, partially offset by a decrease in depreciation related to vessels and docking of $1.5 million.

No impairment charge was recorded in the fourth quarter of 2021. A non-cash impairment charge of $7.6 million was recorded in the fourth quarter of 2020 due to a decline in values for second-hand tankers.

General and administrative expense (“G&A”) for the fourth quarter of 2021 was $1.9 million, consisting of $1.1 million cash and $0.8 million non-cash charge, compared to $4.5 million in the fourth quarter of 2020, consisting of $3.5 million cash and $1.0 million non-cash charge. Non-cash G&A includes accrual for social security tax.

Net financial expenses for the fourth quarter of 2021 were $2.0 million compared to $3.6 million in the fourth quarter of 2020. The decrease was mainly due to a non-cash gain of $4.5 million related to interest rate derivatives in the fourth quarter of 2021 compared to a non-cash gain of $2.4 million in the fourth quarter of 2020.

As a result of the foregoing, the Company had a net loss in the fourth quarter of 2021 of $2.9 million, or a loss of $0.02 per basic share and $0.02 per diluted share, compared to net income in the fourth quarter of 2020 of $7.6 million, or an income of $0.04 per basic share and $0.04 per diluted share. The decrease from the 2020 period to the 2021 period was mainly due to lower tanker rates.

Net cash provided by operating activities for the fourth quarter of 2021 was $18.9 million compared to $81.4 million for the fourth quarter of 2020. The decrease was due to a net loss of $2.9 million in the fourth quarter of 2021 compared to net income of $7.6 million in the fourth quarter of 2020, a $42.9 million decrease in changes in operating assets and liabilities and a $9.0 million decrease in non-cash items included in net income.

Net cash used in investing activities was $13.1 million in the fourth quarter of 2021 comprising $14.2 million related to investment in vessels, partially offset by $1.0 million related to a dividend received from associated company. Net cash used in investing activities was $10.6 million in the fourth quarter of 2020 comprising $11.4 million related to investment in vessels, partially offset by $0.8 million related to dividend received from associated company.

Net cash used in financing activities for the fourth quarter of 2021 was $9.6 million comprising $3.3 million related to cash dividend paid, $3.1 million related to scheduled repayment of long-term debt and $3.0 million related to purchase of treasury shares. Net cash used in financing activities for the fourth quarter of 2020 was $77.3 million comprising $34.2 million related to cash dividend paid, $25.8 million related to prepayment of long-term debt and $16.8 million related to scheduled repayment of long-term debt.

As of December 31, 2021, the cash balance was $60.7 million, compared to $68.6 million as of December 31, 2020.

The Company monitors its covenant compliance on an ongoing basis. As of December 31, 2021, the Company was in compliance with its financial covenants.

As of December 31, 2021, the Company had 166,126,770 shares of common stock outstanding compared to 170,798,328 shares as of December 31, 2020.

The Company declared a cash dividend of $0.02 per common share for the fourth quarter of 2021 payable on February 24, 2022 for shareholders of record as of February 17, 2022.

FULL YEAR 2021 FINANCIALS

The Company reported shipping revenues for 2021 of $295.9 million compared to $691.0 million in 2020. The decrease from the 2020 period to the 2021 period includes $366.8 million attributable to lower tanker rates and $28.3 million attributable to a decrease in total revenue days as a result of scheduled off hire in connection with special surveys and scrubber installations.

Other income for 2021 was $4.6 million related to the distribution of equity received from The Norwegian Shipowner’s Mutual War Risk Insurance Association.

Voyage expenses for 2021 were $92.4 million compared to voyage expenses of $140.6 million in 2020. The decrease was due to fewer vessels in the spot market representing a $33.2 million decrease in bunker expenses, a $8.6 million decrease in port expenses and a $4.6 million decrease in broker commission.

Vessel operating expenses for 2021 were $77.8 million, compared to $82.2 million in 2020. The decrease was mainly related to up-storing of spares and consumables in 2020 in relation to IMO2020.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $128.6 million for 2021, compared to $124.2 million in 2020. The increase was mainly due to increased depreciation related to scrubbers of $5.8 million, partially offset by a decrease in depreciation related to vessels of $1.5 million.

No impairment charge was recorded in 2021. A non-cash impairment charge of $12.6 million was recorded in 2020 due to a decline in values for second-hand tankers.

The Company recorded a gain of $15.2 million for 2021 related to the sale of DHT Raven, DHT Lake, and DHT Condor.

General and administrative expense (“G&A”) for 2021 was $16.6 million, consisting of $12.2 million cash and $4.4 million non-cash charge, compared to $17.9 million, consisting of $13.1 million cash and $4.8 million non-cash charge for 2020. Non-cash G&A includes accrual for social security tax.

Net financial expenses for 2021 were $11.3 million, compared to $46.4 million in 2020. The decrease was due to a non-cash gain of $12.5 million related to interest rate derivatives in 2021 compared to a non-cash loss of $8.1 million in 2020 and $12.7 million decrease in interest expenses due to reduced outstanding debt and a reduction in 3-Month Libor in 2021.

The Company had a net loss for 2021 of $11.5 million, or a loss of $0.07 per basic share and $0.07 per diluted share compared to net income of $266.3 million, or income of $1.71 per basic share and $1.61 per diluted share in 2020. The difference between the two periods mainly reflects lower tanker rates in 2021.

Net cash provided by operating activities for 2021 was $60.6 million compared to $529.9 million for 2020. The decrease was due to a net loss of $11.5 million in 2021 compared to net income of $266.3 million in 2020, a $140.8 million decrease in changes in operating assets and liabilities and a $50.7 million decrease in non-cash items included in net income.

Net cash used in investing activities for 2021 was $86.5 million comprising $174.6 million related to investment in vessels, partially offset by $87.1 million related to sale of vessels and $1.0 million related to dividend received from associated company. Net cash used in investing activities for 2020 was $26.7 million comprising $27.1 million related to investment in vessels and $0.4 million related to investment in other property, plant and equipment, partially offset by $0.8 million related to dividend received from associated company.

Net cash provided by financing activities for 2021 was $18.0 million comprising $355.8 million related to issuance of long-term debt, which includes debt issued for the acquisition of DHT Harrier and DHT Osprey. The $355.8 million provided by the issuance of long-term debt is partially offset by $175.9 million related to repayment of long-term debt in connection with refinancing, $93.4 million related to prepayment of long-term debt, $32.2 million related to purchase of treasury shares, $22.1 million related to cash dividends paid, $7.6 million related to scheduled repayment of long-term debt and $6.1 million related to repayment of long-term debt in connection with sale of DHT Condor. Net cash used in financing activities for 2020 was $501.9 million comprising $292.4 million related to prepayment of long-term debt, $214.7 million related to cash dividends paid, $65.2 million related to scheduled repayment of long-term debt, partially offset by $70.9 million related to issuance of long-term debt.

As of December 31, 2021, the cash balance was $60.7 million, compared to $68.6 million as of December 31, 2020.

As of December 31, 2021, the Company had 166,126,770 shares of our common stock outstanding compared to 170,798,328 as of December 31, 2020.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

The Company assesses the financial performance of its business using a variety of measures. Certain of these measures are termed “non-GAAP measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. These non-GAAP measures include “Adjusted Net Revenue”, “Adjusted EBITDA” and “Adjusted spot time charter equivalent per day”. The Company believes that these non-GAAP measures provide useful supplemental information for its investors and, when considered together with the Company’s IFRS financial measures and the reconciliation to the most directly comparable IFRS financial measure, provide a more complete understanding of the factors and trends affecting the Company’s operations. In addition, DHT’s management measures the financial performance of the Company, in part, by using these non-GAAP measures, along with other performance metrics. The Company does not regard these non-GAAP measures as a substitute for, or as superior to, the equivalent measures calculated and presented in accordance with IFRS. Additionally, these non-GAAP measures may not be comparable to other similarly titled measures used by other companies and should not be considered in isolation or as a substitute for analysis of the Company’s operating results as reported under IFRS.

USD in thousands except time charter equivalent per day	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	2021	2020
Reconciliation of adjusted net revenue
Shipping revenues	83,835	59,095	65,940	86,983	90,992	295,853	691,039
Voyage expenses	(34,567)	(21,443)	(20,689)	(15,705)	(13,268)	(92,405)	(140,564)
Adjusted net revenue	49,268	37,652	45,251	71,278	77,724	203,448	550,475

Reconciliation of adjusted EBITDA
Net income/(loss) after tax	(2,895)	(21,032)	808	11,611	7,627	(11,507)	266,281
Income tax expense	129	97	(26)	160	196	360	900
Other financial (income)/expenses	502	1,015	(2,805)	644	81	(645)	1,334
Fair value (gain)/loss on derivative financial liabilities	(4,456)	(2,316)	(2,247)	(3,430)	(2,403)	(12,450)	8,074
Interest expense	6,297	6,348	7,049	6,033	6,296	25,727	38,408
Interest income	(1)	(4)	(0)	(1)	(12)	(6)	(212)
Share of profit from associated companies	(295)	(293)	(346)	(344)	(344)	(1,278)	(1,193)
(Gain)/loss, sale of vessel	-	(1,556)	(13,597)	-	-	(15,153)	-
Impairment charges	-	-	-	-	7,640	-	12,560
Depreciation and amortization	32,750	31,734	32,160	31,995	32,028	128,639	124,245
Adjusted EBITDA	32,032	13,993	20,995	46,668	51,108	113,688	450,397

Reconciliation of adjusted spot time charter equivalent per day*
Spot time charter equivalent per day	16,900	7,400	10,200	18,700	19,200	13,200	62,000
IFRS 15 impact on spot time charter equivalent per day**	400	3,000	(600)	(1,400)	1,300	500	(2,600)
Adjusted spot time charter equivalent per day	17,300	10,300	9,600	17,300	20,500	13,700	59,400

* Per revenue days. Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.
** For vessels operating on spot charters, voyage revenues are calculated on a discharge-to-discharge basis. Under IFRS 15, spot charter voyage revenues are calculated on a load-to-discharge basis. IFRS 15 impact refers to the timing difference between discharge-to-discharge and load-to-discharge basis.

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The Company will host a conference call and webcast which will include a slide presentation at 8:00 a.m. EST/14:00 CET on Tuesday February 8, 2022 to discuss the results for the quarter.

All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling +1 646 741 3167 within the United States, +47 21 56 30 15 within Norway and +44 (0) 207 192 8338 for international callers. The passcode is “6173527”.

The webcast, which will include a slide presentation, will be available on the following link: https://edge.media-server.com/mmc/p/j628874j and can also be accessed in the Investor Relations section on DHT’s website at http://www.dhtankers.com.

An audio replay of the conference call will be available until February 15, 2022 at 19:00 CET. To access the replay, dial +1 917 677 7532 within the United States, +47 21 03 42 35 within Norway or +44 (0) 333 300 9785 for international callers and enter “6173527” as the confirmation code.

ABOUT DHT HOLDINGS, INC.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Singapore and Norway. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our combination of market exposure and fixed income contracts for our fleet; our counter cyclical philosophy with respect to investments, employment of our fleet, and capital allocation; and our transparent corporate structure maintaining a high level of integrity and good governance. For further information please visit http://www.dhtankers.com.

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 25, 2021.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands)

	Note	December 31, 2021 (Unaudited)	December 31, 2020 (Audited)
ASSETS
Current assets
Cash and cash equivalents		$60,658	68,641
Accounts receivable and accrued revenues	8	30,361	30,060
Capitalized voyage expenses		1,395	1,039
Prepaid expenses		6,162	6,685
Bunkers, lube oils and consumables		33,396	11,854
Total current assets		$131,972	118,279

Non-current assets
Vessels and time charter contracts	6	$1,467,846	1,476,436
Advances for vessels and vessel upgrades	6	372	17,269
Other property, plant and equipment		3,766	4,772
Investment in associate company		5,406	5,233
Total non-current assets		$1,477,391	1,503,710

TOTAL ASSETS		$1,609,362	1,621,989

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses		$19,662	18,503
Derivative financial liabilities	5	7,002	9,073
Current portion long-term debt	5	9,792	3,396
Other current liabilities		624	721
Deferred shipping revenues	9	4,865	16,236
Total current liabilities		$41,944	47,929

Non-current liabilities
Long-term debt	5	$512,507	446,562
Derivative financial liabilities	5	4,222	14,601
Other non-current liabilities		3,330	3,957
Total non-current liabilities		$520,059	465,120

TOTAL LIABILITIES		$562,003	513,049

Equity
Common stock at par value	7	$1,661	1,708
Additional paid-in capital		1,264,000	1,291,505
Accumulated deficit		(222,405)	(188,709)
Translation differences		101	169
Other reserves		3,968	4,248
Total equity attributable to the Company		1,047,326	1,108,921
Non-controlling interest		34	19
Total equity		$1,047,359	1,108,940

TOTAL LIABILITIES AND EQUITY		$1,609,362	1,621,989

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

	Note	Oct. 1 - Dec. 31, 2021	Oct. 1 - Dec. 31, 2020	Jan. 1 - Dec. 31, 2021	Jan. 1 - Dec. 31, 2020
Shipping revenues	3	$83,835	90,992	295,853	691,039

Other income	4	4,612	-	4,612	-

Operating expenses
Voyage expenses		(34,567)	(13,268)	(92,405)	(140,564)
Vessel operating expenses		(19,927)	(22,144)	(77,807)	(82,188)
Depreciation and amortization	6	(32,750)	(32,028)	(128,639)	(124,245)
Impairment charges		-	(7,640)	-	(12,560)
Gain /( loss), sale of vessel		-	-	15,153	-
General and administrative expense		(1,920)	(4,472)	(16,565)	(17,890)
Total operating expenses		$(89,165)	(79,553)	(300,264)	(377,447)

Operating (loss)/ income		$(718)	11,440	202	313,591

Share of profit from associated companies		295	344	1,278	1,193
Interest income		1	12	6	212
Interest expense		(6,297)	(6,296)	(25,727)	(38,408)
Fair value gain/(loss) on derivative financial liabilities		4,456	2,403	12,450	(8,074)
Other financial (expense)/income		(502)	(81)	645	(1,334)
Profit/(loss) before tax		$(2,765)	7,822	(11,147)	267,181

Income tax expense		(129)	(196)	(360)	(900)
Net income/(loss) after tax		$(2,895)	7,627	(11,507)	266,281
Attributable to owners of non-controlling interest		5	8	14	14
Attributable to the owners of parent		$(2,900)	7,619	(11,521)	266,266

Basic net income/(loss) per share		(0.02)	0.04	(0.07)	1.71
Diluted net income/(loss) per share		(0.02)	0.04	(0.07)	1.61

Weighted average number of shares (basic)		166,596,396	170,798,328	169,089,325	155,712,886
Weighted average number of shares (diluted)		166,596,396	170,842,884	169,089,325	170,053,975

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
($ in thousands except per share amounts)

		Q4 2021	Q4 2020	12 months 2021	12 months 2020
	Note	Oct. 1 - Dec. 31, 2021	Oct. 1 - Dec. 31, 2020	Jan. 1 - Dec. 31, 2021	Jan. 1 - Dec. 31, 2020
Net income/(loss) after tax		$(2,895)	7,627	(11,507)	266,281

Other comprehensive income/(loss):
Items that will not be reclassified subsequently to income statement:
Remeasurement of defined benefit obligation (loss)		(92)	(141)	(92)	(141)
Total		$(92)	(141)	(92)	(141)
Items that may be reclassified subsequently to income statement:
Exchange gain/(loss) on translation of foreign currency
denominated associate and subsidiary		28	122	(68)	95
Total		$28	122	(68)	95

Other comprehensive income/(loss)		$(64)	(19)	(160)	(45)

Total comprehensive income/(loss) for the period		$(2,959)	7,608	(11,667)	266,235

Attributable to owners of non-controlling interest		$5	8	14	14
Attributable to the owners of parent		$(2,964)	7,600	(11,681)	266,221

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q4 2021	Q4 2020	12 months 2021	12 months 2020
	Note	Oct. 1 - Dec. 31, 2021	Oct. 1 - Dec. 31, 2020	Jan. 1 - Dec. 31, 2021	Jan. 1 - Dec. 31, 2020
CASH FLOW FROM OPERATING ACTIVITIES
Net income / (loss) after tax		$(2,895)	7,627	(11,507)	266,281

Items included in net income not affecting cash flows		29,422	38,464	103,607	154,331
Depreciation and amortization		32,750	32,028	128,639	124,245
Impairment charges		-	7,640	-	12,560
Amortization of upfont fees		640	561	2,550	5,538
(Gain) / loss, sale of vessel		-	-	(15,153)	-
Fair value (gain) / loss on derivative financial liabilities		(4,456)	(2,403)	(12,450)	8,074
Compensation related to options and restricted stock		783	982	4,347	5,106
(Gain) / loss modification of debt		-	-	(3,049)	-
Share of profit in associated companies		(295)	(344)	(1,278)	(1,193)
Income adjusted for non-cash items		$26,528	46,091	92,100	420,611

Changes in operating assets and liabilities		(7,627)	35,261	(31,537)	109,258
Accounts receivable and accrued revenues		(13,012)	31,857	(301)	77,788
Capitalized voyage expenses		(484)	93	(356)	3,111
Prepaid expenses		275	(2,765)	523	(2,265)
Accounts payable and accrued expenses		8,755	6,771	1,551	(6,967)
Deferred shipping revenues		819	(2,066)	(11,372)	15,306
Bunkers, lube oils and consumables		(3,974)	1,313	(21,542)	22,231
Pension liability		(5)	59	(41)	53
Net cash provided by operating activities		$18,901	81,352	60,562	529,870

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(14,157)	(11,352)	(174,558)	(27,117)
Proceeds from sale of vessels		-	-	87,063	-
Dividend received from associated company		1,031	835	1,031	835
Investment in other property, plant and equipment		-	(44)	(48)	(435)
Net cash used in investing activities		$(13,125)	(10,560)	(86,512)	(26,717)

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	7	(3,334)	(34,160)	(22,083)	(214,669)
Repayment principal element of lease liability		(154)	(128)	(611)	(467)
Issuance of long-term debt		(1)	(400)	355,840	70,862
Purchase of treasury shares	7	(2,971)	-	(32,178)	-
Scheduled repayment of long-term debt		(3,139)	(16,770)	(7,629)	(65,151)
Prepayment of long-term debt	5	-	(25,800)	(93,378)	(292,443)
Repayment of long-term debt refinancing	5	-	-	(175,933)	-
Repayment of long-term debt, sale of vessels	5	-	-	(6,061)	-
Net cash (used in)/provided by financing activities		$(9,599)	(77,258)	17,967	(501,868)

Net (decrease)/increase in cash and cash equivalents		(3,823)	(6,466)	(7,983)	1,285
Cash and cash equivalents at beginning of period		64,481	75,107	68,641	67,356
Cash and cash equivalents at end of period		$60,658	68,641	60,658	68,641

Specification of items included in operating activities:
Interest paid		5,732	6,172	23,196	35,404
Interest received		1	12	6	212

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
($ in thousands except shares)

		Common Stock
				Paid-in					Non-
				Additional	Treasury	Accumulated	Translation	Other	Controlling	Total
	Note	Shares	Amount	Capital	Shares	Deficit	Differences	Reserves	Interest	Equity
Balance at January 1, 2020		146,819,401	$1,468	$1,169,537	$-	$(240,165)	$73	$1,531	$5	$932,449
Net income/(loss) after tax						266,266			14	266,281
Other comprehensive income/(loss)						(141)	95			(45)
Total comprehensive income/(loss)						266,125	95		14	266,235
Cash dividends declared and paid						(214,669)				(214,669)
Conversion of convertible bonds		23,377,397	234	119,584						119,818
Compensation related to options and restricted stock		601,530	6	2,383				2,717		5,106
Balance at December 31, 2020		170,798,328	$1,708	$1,291,505	$-	$(188,709)	$169	$4,248	$19	$1,108,940

Balance at January 1, 2021		170,798,328	$1,708	$1,291,505	$-	$(188,709)	$169	$4,248	$19	$1,108,940
Net income/(loss) after tax						(11,521)			14	(11,507)
Other comprehensive income/(loss)						(92)	(68)			(160)
Total comprehensive income/(loss)						(11,613)	(68)		14	(11,667)
Cash dividends declared and paid						(22,083)				(22,083)
Purchase of treasury shares	7				(32,178)					(32,178)
Retirement of treasury shares	7	(5,513,254)	(55)	(32,123)	32,178					-
Compensation related to options and restricted stock		841,696	8	4,619				(280)		4,347
Balance at December 31, 2021	7	166,126,770	$1,661	$1,264,000	$-	$(222,405)	$101	$3,968	$34	$1,047,359

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2021

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The unaudited interim condensed consolidated financial statements were approved by the Company’s Board of Directors (the “Board”) on February 4, 2022 and authorized for issue on February 7, 2022.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2020. The interim results are not necessarily indicative of the results for the entire year or for any future periods.

The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The condensed consolidated interim financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies applied in these condensed consolidated interim financial statements are consistent with those presented in the 2020 audited consolidated financial statements.

These condensed consolidated interim financial statements have been prepared on a going concern basis.

Application of new and revised International Financial Reporting Standards (“IFRSs”)
New and revised IFRSs that are not mandatorily effective (but allow early application) for the financial year beginning January 1, 2021 are listed below. The standards are not expected to have any material impact on the financial statements:

o	IFRS 17 Insurance Contracts
o	Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associates or Joint Venture
o	Amendments to IAS 1 Classification of Liabilities as Current or Non-current
o	Amendments to IFRS 3 Reference to the Conceptual Framework
o	Amendments to IAS 16 Property, Plant and Equipment – Proceeds before Intended Use
o	Amendments to IAS 37 Onerous Contracts – Cost to Fulfilling a Contract
o
Annual Improvements to IFRS Standards 2018-2020 Cycle - Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases and IAS 41 Agriculture

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

The below table details the Company’s shipping revenues:

$ in thousands	Q4 2021	Q4 2020	2021	2020
Time charter revenues*	21,309	63,027	140,730	182,663
Voyage charter revenues	62,525	27,965	155,124	508,375
Shipping revenues	83,835	90,992	295,853	691,039
* The portion of time charter revenue related to technical management services, equaling $5.6 million in the fourth quarter of 2021, $14.0 million in the fourth quarter of 2020, $36.4 million in 2021 and $33.2 million in 2020 is recognized in accordance with IFRS 15 Revenue from Contracts with Customers. The remaining portion of time charter revenue is recognized in accordance with IFRS 16 Leases.

As of December 31, 2021, the Company had 26 vessels in operation; 7 vessels were on time charters and 19 vessels operating in the spot market.

Information about major customers:
For the period from October 1, 2021 to December 31, 2021 five customers represented $17.2 million, $11.7 million, $10.7 million, $9.8 million, and $9.8 million, respectively, of the Company’s total revenues. The five customers in aggregate represented $59.1 million, equal to 70 percent of the total revenue of $83.8 million for the period from October 1, 2021 to December 31, 2021.

For the period from January 1, 2021 to December 31, 2021 five customers represented $41.4 million, $35.2 million, $28.3 million, $26.4 million and $26.3 million, respectively, of the Company’s revenues. The five customers in aggregate represented $157.6 million, equal to 53 percent of the total revenue of $295.9 million for the period from January 1, 2021 to December 31, 2021.

For the period from October 1, 2020 to December 31, 2020 five customers represented $19.4 million, $14.0 million, $9.4 million, $7.7 million and $7.1 million, respectively, of the Company’s revenues. The five customers in aggregate represented $57.6 million, equal to 63 percent of the total revenue of $91.0 million for the period from October 1, 2020 to December 31, 2020.

For the period from January 1, 2020 to December 31, 2020 five customers represented $78.5 million, $57.8 million, $55.4 million, $53.7 million and $37.7 million, respectively, of the Company’s revenues. The five customers in aggregate represented $283.1 million, equal to 41 percent of the total revenue of $691.0 million for the period from January 1, 2020 to December 31, 2020.

Note 4 – Other income
Other income refers to income earned as part of operational activities which do not arise in the course of the Company’s ordinary activities, thus not categorized as revenue.

In the fourth quarter of 2021, the Company received $4.6 million, net of tax, as a distribution of equity from The Norwegian Shipowner’s Mutual War Risk Insurance Association (“DNK”).

Note 5 – Interest bearing debt
In January 2021 and February 2021, the Company drew down $15 million and $50 million, respectively, under the Nordea revolving credit facility tranche in relation to the delivery of DHT Harrier.

In March 2021, the Company drew down $60 million under the ABN Amro revolving credit facility tranche in relation to the delivery of DHT Osprey.

In May 2021, the Company entered into agreement with seven banks for a new $316.2 million credit facility with Nordea as agent. In June 2021, the Company drew down $233.8 million under the new facility and repaid the total outstanding under the old facility, amounting to $175.9 million. The new facility bears interest at a rate equal to Libor

+ 1.90% and has final maturity in January 2027. Additionally, the facility includes an uncommitted accordion of $250.0 million.

In June 2021, the Company repaid the $60 million draw down under the ABN revolving credit facility tranche in relation to the delivery of DHT Osprey and additionally prepaid $33.4 million under the ABN Amro Credit Facility. The voluntary prepayment was made for all regular installments for 2022. The Company also repaid $6.1 million under the ABN Amro Credit Facility in connection with the sale of DHT Condor.

As of December 31, 2021, DHT had interest bearing debt totaling $522.3 million.

Scheduled debt repayments (USD thousands) and margin above Libor

$ in thousands	Margin above Libor	Q1 2022	Q2-Q4 2022	2023	2024	Thereafter	Total
ABN Amro Credit Facility *	2.40%	-	-	30,811	199,256	-	230,067
Credit Agricole Credit Facility	2.19%	676	2,027	32,433	-	-	35,136
Danish Ship Finance Credit Facility	2.00%	-	2,427	2,427	2,427	26,693	33,973
Nordea Credit Facility **	1.90%	1,250	3,750	26,591	26,591	173,118	231,300
Total		1,926	8,204	92,262	228,274	199,811	530,477
Unamortized upfront fees bank loans							(8,178)
Total interest bearing debt							522,299
* $100.0 mill. undrawn as of December 31, 2021.
** $78.7 mill. undrawn as of December 31, 2021.

ABN Amro Credit Facility
The outstanding amount is repayable in quarterly installments of $7.7 million through Q2 2024 with a final payment of $183.9 in addition to the last installment. All quarterly installments have been prepaid through 2022.

Credit Agricole Credit Facility
The outstanding amount is repayable in quarterly installments of $0.7 million with a final payment of $29.7 million in addition to the last installment in December 2023.

Danish Ship Finance Credit Facility
The credit facility is repayable in semiannual installments of $1.2 million and a final payment of $24.3 million in addition to the last installment in November 2025.

Nordea Credit Facility
The credit facility is repayable in quarterly installments of $1.3 million through the fourth quarter of 2022. From the first quarter of 2023, the quarterly installments will be $6.6 million, with the final payment of $114.0 million in addition to the last installment of $5.9 million due in the first quarter of 2027. Additionally, the facility includes an uncommitted “accordion” of $250 million.

Derivatives - interest rate swaps
Only derivatives are classified and measured at fair value in the statement of financial position. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 13 Fair Value Measurement. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

As of December 31, 2021, the Company had nine amortizing interest rate swaps totaling $334.4 million with maturity ranging from the second quarter 2023 to the third quarter 2023. The average fixed interest rate is 2.95%. As of December 31, 2021, the fair value of the derivative financial liability related to the swaps amounted to $11.2 million.

$ in thousands	Expires	Notional amount Q4 2021	Current liability Q4 2021	Non-current liability Q4 2021	Fair value Q4 2021
Swap pays 2.987%, receive floating	Apr. 20, 2023	39,600	901	272	1,173
Swap pays 3.012%, receive floating	Apr. 20, 2023	39,600	911	274	1,185
Swap pays 3.019%, receive floating	Sep. 29, 2023	28,176	583	434	1,017
Swap pays 3.019%, receive floating	Sep. 29, 2023	27,262	563	419	982
Swap pays 2.8665%, receive floating	Sep. 29, 2023	43,690	864	644	1,509
Swap pays 2.8785%, receive floating	Jun. 30, 2023	38,106	777	385	1,162
Swap pays 2.885%, receive floating	Sep. 29, 2023	43,048	862	642	1,504
Swap pays 2.897%, receive floating	Sep. 30, 2023	38,284	766	573	1,339
Swap pays 3.020%, receive floating	Sep. 29, 2023	36,600	775	578	1,353
Total carrying amount	334,365		7,002	4,222	11,224

Covenant compliance
The Company's financial covenants as of December 31, 2021 are summarized as follows:
	ABN Amro	Credit Agricole	Danish Ship Finance	Nordea
	Credit Facility	Credit Facility	Credit Facility	Credit Facility
Security	12 VLCCs	1 VLCC	1 VLCC	12 VLCCs
Charter free market value of vessels that secure facility must be no less than	135% of borrowings	135% of borrowings	135% of borrowings	135% of borrowings
Value adjusted* tangible net worth	$300 million and 25% of value adjusted total assets	$200 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets
Unencumbered cash of at least	Higher of $30 million or 6% of gross interest bearing debt	Higher of $20 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt
Guarantor	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.
*Value adjusted is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company's vessels (as determined quarterly by a broker approved by the financial institution)

As of December 31, 2021, the Company was in compliance with its financial covenants.

Note 6 – Vessels
The carrying values of the vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel.

Cost of Vessels
$ in thousands
At January 1, 2021	2,121,455
Additions	68,156
Transferred from vessels upgrades	122,907
Retirement *	(155,664)
At December 31, 2021	2,156,855

Depreciation, impairment and amortization
$ in thousands
At January 1, 2021	645,020
Depreciation and amortization	127,743
Retirement *	(83,754)
At December 31, 2021	689,009

Carrying Amount
$ in thousands
At January 1, 2021	1,476,436
At December 31, 2021	1,467,846
*Relates to the sale of DHT Lake, DHT Raven, and DHT Condor, completed depreciation of drydockings for DHT Amazon, DHT Bauhinia, DHT China, DHT Europe, DHT Falcon, DHT Lion, DHT Opal, DHT Peony, DHT Puma, DHT Redwood and DHT Tiger in addition to completed amortization of time charter contract for DHT China.

Cost of advances of vessels and vessel upgrades
$ in thousands
At January 1, 2021	17,269
Additions	106,010
Transferred to vessels	(122,907)
At December 31, 2021	372

Carrying Amount
$ in thousands
At January 1, 2021	17,269
At December 31, 2021	372
Cost of advances of vessels and vessel upgrades relates to prepaid scrubbers, drydockings and ballast water treatment systems.

Note 7 – Stockholders’ equity and dividend payment

	Common stock	Preferred stock
Issued at December 31, 2021	166,126,770	-
Numbers of shares authorized for issue
at December 31, 2021	250,000,000	1,000,000
Par value	$ 0.01	$ 0.01

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Stock repurchases
In the fourth quarter of 2021, the Company purchased 561,111 of its own shares in the open market for an aggregate consideration of $3.0 million, at an average price of $5.2848. In the third quarter of 2021, the Company purchased 1,230,302 of its own shares in the open market for an aggregate consideration of $6.7 million, at an average price of $5.466. In the second quarter of 2021, the Company purchased 3,721,841 of its own shares in the open market for an aggregate consideration of $22.5 million, at an average price of $6.025. All shares have been retired upon receipt.

Dividend payment

Dividend payment as of December 31, 2021:

Payment date	Total Payment	Per common share
November 23, 2021	$3.3 million	$0.02
August 26, 2021	$3.3 million	$0.02
May 26, 2021	$6.8 million	$0.04
February 25, 2021	$8.6 million	$0.05
Total payment as of December 31, 2021	$22.1 million	$0.13

Dividend payment as of December 31, 2020:

Payment date	Total Payment	Per common share
November 25, 2020	$34.2 million	$0.20
September 2, 2020	$82.0 million	$0.48
May 26, 2020	$51.5 million	$0.35
February 25, 2020	$47.0 million	$0.32
Total payment as of December 31, 2020	$214.7 million	$1.35

Note 8 – Accounts receivable and accrued revenues
Accounts receivable and accrued revenues totaling $30.4 million as of December 31, 2021 consists of mainly accounts receivable with no material amounts overdue.

Note 9 – Deferred shipping revenues
Deferred shipping revenues relates to charter hire payments paid in advance. As of December 31, 2021, $4.9 million was recognized as deferred shipping revenues in the condensed consolidated statement of financial position.

Note 10 – Financial risk management, objectives and policies
Note 9 in the 2020 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash.

The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 11 – Subsequent events
On February 4, 2022, the Board approved a dividend of $0.02 per common share related to the fourth quarter 2021 to be paid on February 24, 2022 for shareholders of record as of February 17, 2022.